SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 3, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry 76.535.764/0001 -43
Board of Trade 53 3 0000622 - 9
Publicly Held Company

MATERIAL FACT

BRASIL TELECOM S.A. (“Brasil Telecom” or “Company”), based on art. 157 of Law N. 6,404/76, and in compliance with CVM Instruction 358/02, hereby informs to its Shareholders and to the market in general the following:

1. In Brasil Telecom’s Extraordinary General Shareholders’ Meeting held on September 30, 2005, at 10 a.m. (“Shareholders’ Meeting”), it was resolved:

(i)
The dismissal of the following effective and alternate members of the Company’s Board of Directors: Messrs. Eduardo Seabra Fagundes, Humberto José Rocha Braz, Luiz Octávio Carvalho da Motta Veiga, Eduardo Cintra Santos, André Urani, José Leitão Viana, Guido Vinci and Robson Goulart Barreto;

(ii)
The appointment, to complete the dismissed members’ term of office, of Messrs. Sérgio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Fabio de Oliveira Moser, André Urani and Jorge Luiz Sarabanda da Silva Fagundes, as effective members of the Company’s Board of Directors, and Alberto Ribeiro Güth, Marcel Cecchi Vieira, Renato Carvalho Nascimento, Adriana Duarte Chagastelles, Carmem Sylvia Motta Parkinson and Célia Beatriz Padovan Pacheco, as alternate members, respectively;

(iii)	The appointment of Messrs. Sergio Spinelli Silva Junior and Pedro Paulo Elejalde Campos as Chairman and Vice-Chairman of the Company’s Board of Directors, respectively.

2. The effective member of the Board of Directors, Mr. Antonio Cardoso dos Santos, who was elected by the separate vote of the shareholders holding preferred shares, pursuant to the Company’s By-Laws, in the Extraordinary General Shareholders’ Meeting held on April 29, 2005, remains an effective member of the Board of Directors.

3. Before the Shareholders’ Meeting was closed, the Company received an Order rendered by the President of the Superior Tribunal de Justiça (Superior Court of Justice), Minister Edson Vidigal, assuring that the Shareholders’ Meeting was held, as pursuant to the records on its Minutes, already disclosed to the Shareholders and to the market.

4. In light of the resignation presented by the Human Resources Officer, Mr. Carlos Geraldo Campos Magalhães, and by the Network Officer, Mr. Francisco Aurélio Sampaio Santiago, after the Shareholders’ Meeting was closed, the Company’s Board of Directors held a meeting, in an urgent basis, pursuant to the By-Laws, resolving:

(i)
To dismiss the Chief Executive Officer, Mrs. Carla Cico, who was also the Chief Financial Officer, appointing Mr. Ricardo Knoepfelmacher to complete the term of office as the Company’s Chief Executive Officer;

(ii)	To appoint Mr. Charles Laganá Putz to complete the term of office as the Chief Financial Officer, who also takes the position of Investor Relations Officer;

(iii)	To appoint Mr. Luiz Francisco Tenório Perrone to complete the term of office as the Company’s Human Resources Officer; and

(iv)	To appoint Mr. Francisco Aurélio Sampaio Santiago to complete the term of office as the Company’s Network Officer.

Brasília, October 3, 2005.

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer